Media Interview	Date	Time	Country	f2o Sponsor	Media	Journalist Bio
https://www.uol.com.br/	09/29	08 AM Houston	Brazil	Leo Learth	The largest portal content, digital services and technology company with several journalism channels.	Thiago Arantes: Brazilian journalist, based in Barcelona since 2013, with a decade of solid experience in sports coverage for multimedia platforms, working for some of the biggest companies in this market, such as Mediapro, BeinSports and ESPN, covering some of the most important sports events of the last ten years. Already worked in four languages - Portuguese, Spanish, English and Catalan -, and still make use of them daily, as a translator. Also interested in the Football Business industry, with a Masters in this subject with the FC Barcelona/Johan Cruyff Institute. https://www.linkedin.com/in/thiago-arantes-4556193b/
https://exame.com/	09/29	09 AM Houston	Brazil	Leo Learth	Created in the 70s as a magazine by Editora Abril, Exame is now multiplatform, with an ecosystem that reaches print, website, social networks, podcasts, events, awards, applications and financial analysis. The brand defines itself as "the main vehicle for personal, professional and business development in the country". Over the last five years, the publication became a mediatech and since 2019 it is part of the BTG Pactual group, gaining new products, formats and content. https://exame.com/	Vinícius Lordello: writes to Executive Sport, a big blog at Exame. He's a Communication, Reputation and Crisis Management professional, with a Master's degree in the area. https://www.linkedin.com/in/vinicius-lordello/
https://ge.globo.com/sportv/	09/29	11 AM Houston	Brazil	Leo Learth	Website and TV. Sports news portal maintained by Globo.com, from Grupo Globo. SporTV: TV and website. Pay television channel from Grupo Globo	Rodrigo Capelo: Journalist specializing in sports business. Author of the book "Football as it is". https://www.linkedin.com/in/rodrigocapelo/
https://www.meioemensagem.com.br/	09/29	01 PM Houston	Brazil	Leo Learth	Website. The largest Brazilian vehicle on the communication market.	Valéria Contado: News reporter. Graduated in Social Communication, with an emphasis on Journalism from Universidade São Judas Tadeu. https://www.linkedin.com/in/valeria-contado-467b05124/
https://trivela.com.br/	10/02	08 AM Houston	Brazil	Leo Learth	Website: Brazilian and European football News	Livia Camillo: Graduated in journalism from Centro Universitário FIAM-FAAM, I worked in the newsrooms of Portal da Band, Rádio Metropolitana, UOL, Terra, Riot Games Brasil and large press consultancy and online content creation agencies.
IproUp	09/29	5 PM Argentina	Argentina	Andres Fleischer	Is an online news portal from Argentina specialized in technology, digital economy, blockchain, cryptocurrencies, artificial intelligence and start-ups.	Lucio Ferrantelli: Crypto, business and tech news writer. He also has media experience in the world of sports.
https://www.cronista.com/	09/29	6 PM Argentina	Argentina	Andres Fleischer	72.4 Millones de visitas en Agosto. Tier 1 media – Economic – Business media – One of the most important in the country.	Deputy Editor of Finance and MarketsDeputy Editor of Finance and Markets. Economics and International Politics Columnist on Canal de la Ciudad. https://www.linkedin.com/in/leandro-dario-164aa1a0/?originalSubdomain=ar
https://www.europapress.es/deportes/	10/05	7 AM Pacific Standard Time	España	Andrés Fleischer/Stefano Angeli	Europa Press is a private Spanish news agency. It has independent capital, without political ideology and without external financial support. It is made up of more than 500 journalists distributed in the different delegations of Spain and the correspondents distributed in different countries. It is characterized by the speed of dissemination, communicating 24 hours a day, every day of the year.	Chief Sports Editor of the EUROPA PRESS Agency in Madrid, vice president of the Madrid Sports Press Association and professor at the Miguel Hernández University (UMH) of Elche (Alicante). I was part of the team that inaugurated this Sports section on the occasion of the '98 World Cup in France (previously there was no specific Sports department in the agency) and during these more than twenty years I have covered, among other events, the editions of the Vuelta a España from 1998 to 2001, Copas del Rey, Eurobaskets and Final Fours of basketball; the Olympic Games in Athens, Beijing and London; the visits of the IOC Evaluation Commissions in Madrid and Paris, as well as the Assemblies of said organization in Singapore, Copenhagen and Buenos Aires.
https://www.whitepaper.mx/	10/02	4 PM Argentina	Mexico	Andrés Fleischer/Enrico	What the business community needs to know More than 67,000 subscribers	Yanin Alfaro, is a journalist at Whitepaper and Bloomberg en Linea. Media created by Bloomberg Media and Falic Media to make a multiplatform brand of business news throughout Latin America and the Caribbean. He writes about finance, economics and startups.
https://dfsud.com/chile	10/03	7 am PST	Chile	Stefano Angeli	Media specialized in business for Latin America. Chile Section.	Focus: news from the businesses that move Latin America in DF SUD (Chile, Peru and Colombia). Journalist: Antonio Alburquerque / business journalist Format: virtual (video call) Modality: recorded interview, for possible note. It would be exploratory, to see the possibility of a note. This medium has a strong presence in Chile and some Latin American countries. Date and time: 10/03 at 8am PS
https://www.vozpopuli.com	10/03	10:15 PST	Spain	Stefano Angeli	Vozpópuli is an independent and liberal digital media. political, economic and social information with rigor and freedom.	Journalist above all with training in finance and legality. Focused on real estate, infrastructure and other businesses around sports. In Vozpópuli. Before in Capital, CNN Deportes and Cadena SER Vitoria
https://gauchazh.clicrbs.com.br/	10/03	9 am Houston	Brazil	Leo Learth	Zero Hora: The most traditional newspaper in the south of the country	Leonardo Oliveira: Brazilian journalist, assistant editor and special repórter at Zero Hora.
https://maquinadoesporte.com.br/	10/03	11 am Houston	Brazil	Leo Learth	Máquina do Esporte: The main sports business platform in Brazil.	Adalberto Leister Filho: Brazilian journalist. Chief Reporter and Content Director at Máquina do Esporte. Previously has worked for outlets such as O Globo, CNN, Folha and UOL
https://www.rcnradio.com/	10/06	13 PST - LIVE	Colombia	Stefano Angeli	RCN Radio is a Colombian radio network, founded in 1948. It is the second most listened radio station. The interview in LIVE	Host: Antonio Casale "En la Jugada" on RCN Radio is the only sports show on Colombian radio that talks about everything we are passionate about, with a panel of experts such as Guillermo Arango, Nicolás Samper, Carolina Castellanos, Guillermo Díaz Salamanca, Jorge Balaguera and Antonio Casale in the lead, looking for a space that informs the listener and entertains them with the humor that all the curiosities of sport bring every day.
https://www.rcnradio.com/	TBD	TBD	Colombia	Stefano Angeli	RCN Radio	Host: Quique Barona - Enjoy The B side of sport every weekend under the leadership of Quique Barona, along with Katherine Hernández, Juan Vicente Reyes and Carlos Ramírez, with all the news about the country's sporting activity, curiosities, music and more.
https://www.cadenaeco.com/	10/09	12.30/13 ARG - LIVE	Argentina	Stefano Angeli	Radio Cadena Eco focus in business - Program: Business Plan (Radio AM 1220	Gustavo Grimaldi. Editor at BAE Newspaper and Social Responsibility Supplement. Host of 'Business Plan' Program - Radio Cadena Eco.
https://radioconvos.com.ar/	10/21	9.45 AM ARG	Argentina	Andrés Fleischer	Radio Con vos - It is one of the most influential FM radio stations in Argentina. Mostly economic and political content.	It is a program where international information is analyzed, without neglecting what is happening in economic and financial matters. Juan Dillon together with Walter Garbarino, who organizes the economic information, and Damián Juárez who deals with political news.
https://telesur889.com/	Thursday 10-12	10.30 AM ARG	Mexico	Andrés Fleischer	Grupo Telesur enters Radio in Yucatán to complement its information offer through a multiplatform strategy that includes Radio, Television, Social Networks and Streaming and Podcast services. Media icon in the southeast of the country with more than 8 years of transmission	About GASTON LÁMBARRY He has a radio program in Mérida, Yucatán, called Buenos Días Retro, on 103.1 FM, every day from 7:30 to 9:30 AM. He hosts the nightly newscast on Telesur Yucatán, every day from 9 to 10 PM on cable systems, internet and Facebook.
Jogo Económico TV.	Friday 10-20	3pm Portugal	Portugal	Leo Learth	YouTube series from the Portuguese business newspaper Jornal Económico. t is focused on the economics of sports, especially football. Has to be in Portuguese Interview can be done via Zoom	Editor José Carlos Lourinho. He's very friendly and a sports enthusiast. Journalist: Nuno Braga
https://jornaleconomico.pt/	Thursday 10-12	1PM MST	Portugal	Michael Wright	Portuguese business newspaper	Editor José Carlos Lourinho. He's very friendly and a sports enthusiast.
https://www.infobae.com/espana/	Monday 10-16	8AM PST	Spain	Stefano Angeli	Infobae is an online newspaper of current affairs and economics in Argentina created in 2002 by businessman Daniel Hadad. With its own writing also in Spain. This note would go to that audience. According to Comscore, the website infobae.com is the website in the "news and information" category with the highest number of visits in Latin America	Alejandro Peinado. Graduated in Journalism from the Complutense University of Madrid. Since 2018 reporting on sports I have been through media such as Diario AS and MARCA.

Media Interview	Date	Time	Country	f2o Sponsor	Media	Journalist Bio
https://www.radartecnologico.com/	Friday 10-13	2pm de PST	Colombia	Stefano Angeli	Internet infomediation site created in 2008. During the first years were a portal specialized in disseminating news for the technology areas of companies. Today, in addition to continuing to offer valuable information for business IT specialists, provide all our users with news about Innovation, Science and Research. In addition to the public in Colombia as the country of origin of the portal, it have visitors on average from more than 100 countries and cities	
https://www.perfil.com/canal-e	Tuesday 10-17	6.10/6.20 pm ARG	Argentina	Andrés Fleischer	It is the first signal exclusively dedicated to economic news, finance and the productive sector of Argentina, first from the television studios of NET TV from the integrated editorial team of the well-known and prestigious Perfil.	Martín Mena. Host on Canal E, editor at Mundo Deportivo (Focusing on the public in Mexico and the United States) and columnist at Canal Net
Universidad Anáhuac	Friday 10-20	6pm PST	México	Stefano Angeli	It is one of the most prestigious universities in Mexico. The talk will be in front of 20 people from the master's degree in Sports Management Innovation. Duration 45 min of presentation and 15 min of questions and answers	The host is Miguel Angel Lara. Journalist specialized in sports. With more than 35 years of experience. Miguel Ángel, for his part, has been in charge of strategic communication for the Borussia Dortmund Mexico Academy, and has also been PR director of the Soccer Coach Solutions program, which prepares young soccer players to enter different professional soccer leagues globally. . He has participated as a university professor teaching strategic communication and sports at the Universidad Iberoamericana CDMX, I have been a guest professor at the National Pedagogical University of Colombia in Bogotá, as well as a lecturer at the University of Cundinamarca in Colombia, Autonomous University of Buenos Aires, Argentina . I have taught at the International University of Ecuador in the master's degree in Sports Management, as well as at the IG International School of Management in Spain in the same master's degree in sports management. He currently collaborates with the Anáhuac University.
https://www.capitalradio.es/programas/crypto-capital	10-23	10 AM ARG	Spain	Andrés Fleischer	The firts crypto radio show in Spain.	Carlos Puig Sagi-Vela
https://www.circuitoultras.org/categoria/circuito-media/sporting-ultras/	TBD		Mexico	Stefano Angeli	Media specialized in sports that since 2018 has sought to encourage sporting events, techniques, as well as advice to get started in the world of running, **the podcast also has an outlet on social networks**	Miguel Ángel Lara, for his part, has been in charge of strategic communication for the Borussia Dortmund Mexico Academy, and has also been PR director of the Soccer Coach Solutions program, which prepares young soccer players to enter different professional soccer leagues on a global level. He has participated as a university professor teaching strategic communication and sports at the Universidad Iberoamericana CDMX, I have been a guest professor at the National Pedagogical University of Colombia in Bogotá, as well as a lecturer at the University of Cundinamarca in Colombia, Autonomous University of Buenos Aires, Argentina . I have taught at the International University of Ecuador in the master's degree in Sports Management, as well as at the IG International School of Management in Spain in the same master's degree in sports management. He currently collaborates with the Anáhuac University.